SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Ablynx NV

(Name of Subject Company)

Ablynx NV

(Name of Person(s) Filing Statement)

Ordinary Shares, no nominal value

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

ISIN BE0003877942 (Ordinary Shares)

CUSIP 00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Edwin Moses

Chief Executive Officer

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 9 262 00 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Mitchell S. Bloom James A. Matarese Blake Liggio Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Lars Van Bever Matthias Wauters Eubelius CVBA Louizalaan 99 Avenue Louise B-1050 Brussels +32 2 543 31 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a). Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement” or “Schedule 14D-9” ) relates is Ablynx NV, a public limited liability company incorporated in the form of a naamloze vennootschap under the laws of Belgium (the “Company” or “Ablynx”). The address of the Company’s principal executive offices is Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium, and its telephone number is + 32 9 262 00 00.

(b). Securities.

The titles of the classes of equity securities to which this Statement relates are (i) the ordinary shares, with no nominal value, of the Company (collectively the “Shares” and each a “Share”) and (ii) Shares represented by outstanding American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located.

As of the close of business on April 2, 2018, the most recent practicable date before the publication of this Statement, the Company had 75,253,667 ordinary shares issued, of which 13,144,500 were represented by 13,144,500 issued and outstanding ADSs.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a). Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth above in “Item 1. Subject Company Information – Name and Address.”

(b). Tender Offer.

This Statement relates to a tender offer by Sanofi, a société anonyme, organized under the laws of France (the “Offeror” or “Sanofi”) to purchase: (i) up to 100% of the issued and outstanding Shares of Ablynx from “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such holders collectively, “U.S. Holders” and each a “U.S. Holder”)) at a price of €45.00 per Share, and (ii) up to 100% of the outstanding ADSs, from all holders, wherever located, at a price of €45.00 per ADS and paid to such holders in U.S. dollars (converted in the manner described in Section 2 – “Acceptance for Payment and Payment for Shares and/or ADSs” of the U.S. Offer to Purchase) (each such amount described in (i) and (ii), the “Offer Price”), in each case, rounded to the nearest whole cent and payable net to the seller thereof in cash, without interest, and less the amount of any fees, expenses and withholding taxes that may be applicable (and, with respect to the ADSs, including a fee related to the foreign exchange conversion and a fee of $0.05 per ADS for the cancellation of the ADR evidencing such tendered ADS in each case, as contemplated by the Deposit Agreement).

The tender offer referenced in the preceding paragraph is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated April 4, 2018 and filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, dated April 4, 2018 (the “Schedule TO”) filed by the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2018 (the “U.S. Offer to Purchase”), the related Share Acceptance Form for the Shares, filed as Exhibit (a)(1)(B) to the Schedule TO (the “Share Acceptance Form”), the related ADS Letter of Transmittal for the ADSs, filed as Exhibit (a)(1)(C) to the Schedule TO (the “ADS Letter of Transmittal”), and the related Share Withdrawal Form for the Shares, filed as Exhibit (a)(1)(D) to the Schedule TO (the “Share Withdrawal Form”) (which, as each may be amended and supplemented from time to time, constitute, together with the U.S. Offer to Purchase, the “U.S. Offer”). The U.S. Offer to Purchase, the Share Acceptance Form, the ADS Letter of Transmittal and the Share Withdrawal Form are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and (a)(1)(D) to this Statement, respectively, and are incorporated herein by reference. The information set forth in this Item 2 is based on information contained in the Schedule TO and does not purport to be a complete summary of the information contained therein.

Simultaneously with the U.S. Offer, the Offeror is making a voluntary tender offer in accordance with the laws of Belgium to purchase (i) up to 100% of the outstanding Shares, for the equivalent consideration for securities tendered in the U.S. Offer, and on substantially the same terms as the U.S. Offer, (ii) up to 100% of the outstanding warrants of the Company (“Warrants”), and (iii) up to 100% of the outstanding 3.25% Senior Unsecured Convertible Bonds due on May 27, 2020 issued by the Company on May 27, 2015 in the denomination of €100,000 per bond and listed on the open market Frankfurt MTF (Freiverkehr) (ISIN: BE6278650344) (the “Convertible Bonds”, and collectively with the Shares, ADSs and Warrants, the “Securities”), which offer is being made in Belgium (the “Belgian Offer” and together with the U.S. Offer, the “Offers”). The Belgian Offer is a voluntary and conditional takeover bid made by the Offeror in accordance with the Belgian Act of 1 April 2007 on takeover bids and Chapter II of the Belgian Royal Decree of 27 April 2007 on takeover bids (the “Royal Decree”). The U.S. Offer is open to all holders of ADSs, wherever located, and to all holders of Shares who are U.S. Holders. Holders of Warrants, Convertible Bonds and non-U.S. Holders of Shares may only tender their Securities into the Belgian Offer.

The Offers are being made in connection with, and subject to the terms and conditions of the Heads of Agreement relating to a friendly tender offer for Ablynx NV, dated January 28, 2018 (as amended or supplemented from time to time, the “Heads of Agreement”), by and between the Company and the Offeror. A copy of Heads of Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Heads of Agreement is summarized in “Section 11—Heads of Agreement; Other Agreements” of the U.S. Offer to Purchase. Consummation of the Offers is subject to various conditions set forth in the Heads of Agreement, including, but not limited to (i) the Minimum Condition and (ii) the Antitrust Condition. The “Minimum Condition” requires that there shall have been tendered in the Offers (and not withdrawn) Shares, Convertible Bonds and ADSs representing at least 75% of the number of outstanding Shares (including Shares represented by ADSs) at the end of the initial acceptance period of the Belgian Offer. The “Antitrust Condition” requires the (i) the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Heads of Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and (ii) the consent or approval required under the HSR Act and any antitrust law of Germany applicable to the transactions contemplated by the Heads of Agreement shall have been received, subject, however, to Article 4 of the Royal Decree. The Antitrust Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offers on February 28, 2018 and the clearance by the German Federal Cartel Office of the Offers on February 27, 2018.

The U.S. Offer commenced on April 4, 2018 and is scheduled to expire at 5:00 p.m., New York City time, on May 4, 2018 (the “Initial Expiration Date”) unless the expiration of the U.S. Offer is extended to a subsequent date, or earlier terminated, in accordance with U.S. and Belgian law. As set forth in the U.S. Offer to Purchase, the Belgian Offer is currently scheduled to expire on the Initial Expiration Date. If the Belgian Offer is extended in accordance with Belgian law, the Offeror currently intends to extend the U.S. Offer so that it will expire on the same day as the Belgian Offer. During any of such extensions of the U.S. Offer, all Shares and ADSs tendered into the U.S. Offer and not withdrawn, will remain subject to withdrawal rights, as required by U.S. securities laws and as described in the U.S. Offer to Purchase.

As set forth in the U.S. Offer to Purchase, if, following the Initial Expiration Date, the Offeror holds, as a result of the Offers, at least 75% but less than 90% of the outstanding Shares (including Shares represented by ADSs) and all of the Offer Conditions, as described in “Section 15 – Conditions of the Offers” of the U.S. Offer to Purchase have been satisfied (or waived, as applicable), the Offeror may, in its sole discretion, elect to provide for a subsequent offering period of at least five (5) Business Days (as defined herein) (a “Voluntary Subsequent Offering Period”). For purposes of this Statement and the U.S. Offer to Purchase, “Business Day” shall mean any day on which the Belgian and French banks and the banks of the state of New York are open to the public, except Saturdays and Sundays, and otherwise as defined pursuant to the Exchange Act Rule 14d-1(g)(3). Any Voluntary Subsequent Offering Period, if applicable, would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. Any Voluntary Subsequent Offering Period would be an additional period of time, after completion of the purchase of Shares held by U.S. Holders and holders of ADSs validly tendered into and not withdrawn from the U.S. Offer prior to the Initial Expiration Date, during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer prior to the Initial Expiration Date. If a Voluntary Subsequent Offering Period is provided, the results will be published within five (5) Business Days following the expiration of the Voluntary Subsequent Offering Period and the Offeror will pay for Shares and ADSs that were validly tendered and not withdrawn during such Voluntary Subsequent Offering Period within ten (10) Business Days following the publication of such results in accordance with Belgian law.

As further set forth in the U.S. Offer to Purchase, if following the Initial Expiration Date or following any Voluntary Subsequent Offering Period, the Offeror holds, as a result of the Offers, at least 90% of the outstanding Shares (including Shares represented by ADSs), the Offeror must provide for a subsequent offering period of at least five (5) Business Days and no more than fifteen (15) Business Days (the “Mandatory Subsequent Offering Period”). The Mandatory Subsequent Offering Period must be commenced within ten (10) Business Days following the publication of the results of the Offers following the Initial Expiration Date or Voluntary Subsequent Offering Period, as applicable. Such results are published within five (5) Business Days following the Initial Expiration Date or the expiration date of the applicable Voluntary Subsequent Offering Period. The Mandatory Subsequent Offering Period, if applicable, would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Mandatory Subsequent Offering Period would be an additional period of time, after completion of the purchase of Shares held by U.S. holders and ADSs validly tendered into and not withdrawn from the U.S. Offer prior to the Initial Expiration Date or prior to the date and time of the expiration of the applicable Voluntary Subsequent Offering Period, during which U.S. holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer prior to the Initial Expiration Date or prior to the date and time of the expiration of any Voluntary Subsequent Offering Period, as applicable. If the Mandatory Subsequent Offering Period is provided, the Offeror will pay for Shares and ADSs that were validly tendered and not withdrawn during the Mandatory Subsequent Offering Period within ten (10) Business Days following the publication of the results of the Mandatory Subsequent Offering Period, as applicable, in accordance with Belgian law.

If, following a Mandatory Subsequent Offering Period, the Offeror holds, as a result of the Offers, less than 95% of the Shares (including Shares represented by ADSs), the Offeror may, in its sole discretion, elect to provide for a Voluntary Subsequent Offering Period under the same terms and conditions as the Mandatory Subsequent Offering Period, and in accordance with the Voluntary Subsequent Offering Period procedures as described above, after the publication of the results of the U.S. Offer following the Mandatory Subsequent Offering Period.

If, following the Initial Expiration Date, the date and time of the expiration of any Voluntary Subsequent Offering Period or the Mandatory Subsequent Offering Period, as applicable, the Offeror (a) holds at least 95% of the Shares (including Shares represented by ADSs) and (b) at least 90% of the Shares (including Shares represented by ADSs) were acquired by the Offeror through acceptance of the Offers, the Offeror may, in accordance with Belgian law, proceed with a squeeze-out (the “Squeeze-Out”). The Squeeze-Out must be commenced within three (3) months of the last to expire of the Initial Expiration Date, any Voluntary Subsequent Offering Period or Mandatory Subsequent Offering Period, as applicable, and must remain open for at least fifteen (15) Business Days. The Squeeze-Out period would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Squeeze-Out period would be an additional period of time, after completion of the purchase of Shares held by U.S. Holders and holders of ADSs validly tendered into and not withdrawn from the U.S. Offer prior to the Initial Expiration Date, prior to the date and time of the expiration of any Voluntary Subsequent Offering Period or prior to the date and time of the expiration of the Mandatory Subsequent Offering Period, during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into prior to the Initial Expiration Date, prior to the date and time of the expiration of any Voluntary Subsequent Offering Period or prior to the date and time of the expiration of the Mandatory Subsequent Offering Period. The Offeror will pay for Shares and ADSs that were validly tendered and not withdrawn during the Squeeze-Out period within ten (10) Business Days following the publication of the results of the Squeeze-Out period in accordance with Belgian law. Pursuant to Belgian law, at the conclusion of the Squeeze-Out, any Shares (including Shares represented by ADSs) not tendered in the U.S. Offer will be deemed transferred to the Offeror by operation of Belgian law for the Offer Price.    The funds necessary to pay for the Offer Price of such untendered Shares will be deposited with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the U.S. Holders of Shares who did not previously tender into the U.S. Offer prior to the Squeeze-Out period. Holders of ADSs who did not previously tender into the U.S. Offer prior to the Squeeze-Out period will have the right to receive the Offer Price.

If, following the Initial Expiration Date, the date and time of the expiration of any Voluntary Subsequent Offering Period or the date and time of the expiration of the Mandatory Subsequent Offering Period, as applicable, the Offeror (a) holds at least 95% of the Shares (including Shares represented by ADSs) and (b) at least 90% of the Shares (including Shares represented by ADSs) were acquired by the Offeror through acceptance of the Offers, any holder of Shares (including Shares represented by ADSs) who has not tendered such Shares (including Shares represented by ADSs) can obligate the Offeror to acquire such Shares (including Shares represented by ADSs) at the Offer Price (the “Sell-Out”). A holder of Shares (including Shares represented by ADSs) can exercise its Sell-Out right by requesting payment from the Offeror for such Shares within three (3) months of the last to expire of the Initial Expiration Date, any Voluntary Subsequent Offering Period or the Mandatory Subsequent Offering Period, as applicable, by registered mail with acknowledgment of receipt. If a holder of Shares (including Shares represented by ADSs) exercises its Sell-Out right, the Offeror will inform the Belgian Financial Services and Markets Authority (the “FSMA”) of such request, the purchases the Offeror makes as a result of the Sell-Out and the price it pays for such purchases.

The foregoing summary of the Offers and the Heads of Agreement is qualified in its entirety by the description contained in the U.S. Offer to Purchase, the Share Acceptance Form, the ADS Letter of Transmittal, the Share Withdrawal Form and by the Heads of Agreement.

The Schedule TO states that the Offeror’s principal executive offices are located at 54 rue La Boétie, 75008 Paris – France. The telephone number of the Offeror’s principal executive office is +33 1 53 77 40 00.

The Company has made information relating to the Offers available at www.ablynx.com, and the Company has filed this Statement, and the Offeror has filed the Schedule TO, with the SEC. The information relating to the U.S. Offer, including the Schedule TO, the U.S. Offer to Purchase, the Share Acceptance Form, the ADS Letter of Transmittal, the Share Withdrawal Form, and related documents and this Statement, can be obtained without charge from the website maintained by the SEC at http://www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its directors, executive officers, or affiliates or (ii) the Offeror or its directors, executive officers, or affiliates, on the other hand.

The Company’s executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

(a). Agreements with the Offeror.

Heads of Agreement.

The summary of the Heads of Agreement contained in Section 11 of the U.S. Offer to Purchase and the description of the conditions of the Offers contained in Section 15 of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, are incorporated by reference herein. The Heads of Agreement governs the contractual rights between the Company and the Offeror in relation to the Offers. The summary and description of the Heads of Agreement contained in the U.S. Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Heads of Agreement and are not intended to modify or supplement any factual disclosures about the Offeror, the Company or their respective affiliates. The representations, warranties and covenants contained in the Heads of Agreement were made only for the purposes of the Heads of Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Heads of Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk to one of the parties if those statements prove to be inaccurate and governing the contractual rights and relationships between the parties to the Heads of Agreement. The holders of Shares and other investors are not third-party beneficiaries under the Heads of Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, the Offeror or any of their respective subsidiaries or affiliates. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Heads of Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the security holders of the Offeror or the Company. In reviewing the representations, warranties and covenants contained in the Heads of Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Heads of Agreement to be characterizations of the actual state of facts and circumstances of the Offeror, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Heads of Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information regarding the U.S. Offer, the Company, the Offeror, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the U.S. Offer to Purchase, and this Statement, as well as in the Company’s other public filings.

The foregoing summary of the Heads of Agreement and the summary and description contained in the U.S. Offer to Purchase, filed as Exhibit (a)(1)(A) to this Statement, do not purport to be complete and are qualified in their entirety by reference to the Heads of Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement, which is incorporated by reference herein. The Heads of Agreement and the summary and description contained in Section 11 of the U.S. Offer to Purchase should be read in their entirety for a more complete description of the matters summarized above.

Confidentiality Agreement.

The Company and the Offeror entered into a confidentiality agreement, dated January 22, 2018 (the “Confidentiality Agreement”), pursuant to which each of the Company and the Offeror agreed, among other things, that, subject to certain exceptions, certain non-public information each may make available to the other will not be disclosed or used for any purpose other than the possible negotiated transaction involving the Offeror and the Company. The Offeror and the Company also agreed to certain “standstill” provisions, which were terminated upon the Offeror’s firm intention to launch a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of the Company on January 29, 2018.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and Section 6.1 of the Heads of Agreement. The Confidentiality is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. The Heads of Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein. The Confidentiality Agreement together with Section 6.1 of the Heads of Agreement should be read in their entirety for a more complete description of the matters summarized above.

Collaboration Agreement.

In July 2017, the Company and the Offeror entered into a research collaboration and global exclusive licensing agreement, which initially focused on the development and commercialization of nanobody-based therapeutics for the treatment of various immune-mediated inflammatory diseases (the “Collaboration Agreement”). The Collaboration Agreement provides the Offeror access to certain nanobodies in the Company’s existing portfolio as well as the Company’s scientists and proprietary nanobody platform. Under the terms of the Collaboration Agreement, the Offeror has exclusive global rights to certain multi-specific nanobodies against selected targets, with options to acquire similar rights for nanobodies against additional targets, for a total of eight potential nanobody product candidates. A more detailed summary of the Collaboration Agreement is set forth in Section 10 of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement and is incorporated by reference herein.

The foregoing summary of the Collaboration Agreement does not purport to be complete and is qualified in its entirety by reference to the Collaboration Agreement. The Collaboration Agreement is filed as Exhibit 10.8 to the Company’s Registration Statement on Form F-1, filed with the SEC on October 25, 2017, as amended, and is incorporated herein by reference.

(b). Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Board of Directors of the Company (the “Company Board”) to tender the Securities pursuant to the Offers, the securityholders of the Company should be aware that certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Heads of Agreement that may be different from, or in addition to, those of the securityholders of the Company generally. These interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Heads of Agreement, the Offers and the other transactions contemplated thereby (the “Proposed Transactions”). Consummation of the Offers will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain benefits, as described below.

The Company Board.

The Company Board is currently composed of Greig Biotechnology Global Consulting Inc., permanently represented by Russell G. Greig (Chairman), William Jenkins acting as principal of William Jenkins Pharma Consulting, Catherine Moukheibir, Feadon NV, permanently represented by Dr. Lutgart Van den Berghe,

Remi Vermeiren and Hilde Windels BVBA, permanently represented by Hilde Windels (each of the foregoing, a “Non-Executive Director” and collectively, the “Non-Executive Directors”) and Edwin Moses (“Chief Executive Officer”).

Executive Officers.

The Company’s executive officers are responsible for the active leadership and the operative management of the Company. The Company Board has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The members of the executive committee in office as of April 4, 2018 are Edwin Moses, Robert K. Zeldin (Chief Medical Officer), Johan Heylen (Chief Commercial Officer), Woconsult BVBA, permanently represented by Wim Ottevaere (Chief Financial Officer), Markus Ewert (Chief Business Officer), Piet Houwen (Chief Operations Officer), Robert Friesen (Chief Scientific Officer), Guido Gielen (Vice President, Human Resources) and Frank Landolt (Vice President, Intellectual Property and Legal) (each, a “Company Executive Officer” and collectively, the “Company Executive Officers”).

Effect of the Offers on Warrants.

The Warrants are not freely transferable, except in the event of death of the Warrant Holder to the extent vested. Although the Warrants fall within the scope of the Belgian Offer, the non-transferability provisions contained in the issue conditions of the Warrants remain in effect. As a result, such Warrants cannot be tendered to the Belgian Offer.

However, if the Offeror launches a Squeeze-Out (as defined below), the non-transferability provisions applicable to the Warrants will be overruled by operation of law, and the Offeror shall acquire compulsorily all Warrants not yet exercised.

The holders of Warrants, except for the holders of certain Warrants issued in 2008 (the “Warrants 2008”), have the right to accelerate the exercise of their Warrants, whether or not vested, when a public takeover bid on Ablynx is issued. The Warrants 2008 do not provide for an accelerated exercise in the event of a public takeover bid. On February 21, 2018, the Company Board decided to grant an additional exercise period in order to allow the holders of Warrants 2008 to exercise their Warrants by reason of the Belgian Offer.

In addition, the Offeror has also agreed to compensate the relevant Company employees and senior management for any adverse tax impact resulting from the accelerated exercise of the Warrants by reason of the Belgian Offer, up to a total gross amount of €2 million. The payment will be made to each relevant employee and senior manager of the Company at the time of payment of such tax provided that they are employees or senior managers of Sanofi or its affiliates at such time.

Equity Held by Company Non-Executive Directors and Company Executive Officers.

As described above, all outstanding Warrants may (i) be exercised and the underlying Shares subject to each such Warrant may be tendered for the right to receive the Offer Price for the underlying Shares less the applicable Warrant exercise price or (ii) be tendered in the Squeeze-Out only, for the right to receive the relevant offer price for the Warrants in the Belgian Offer. In addition, certain of the Non-Executive Directors and the Company Executive Officers holding Shares have indicated their intent to tender their Shares for purchase pursuant to the Offers, and, in respect of the tender of such Shares, will receive the same Offer Price on the same terms and conditions as the other holders of the Shares. None of the Non-Executive Directors or Company Executive Officers own Convertible Bonds.

The table set forth below identifies for each Non-Executive Director and Company Executive Officer the estimated aggregate cash amounts they will be entitled to receive for the exercise of their outstanding Warrants and tender of underlying Shares pursuant to the Offers (without applicable withholding taxes and other deductions due). With respect to the Warrants, the table presents the following information: the number of Shares subject to the outstanding Warrants, the respective Warrant exercise price, and the cash consideration that each such Non-Executive Director or Company Executive Officer may become entitled to receive in respect of those outstanding Warrants, assuming the exercise of such Warrants. With respect to the Shares, the table presents the following information: the number of Shares held by the Non-Executive Director or Company Executive Officer and the cash consideration that each such Non-Executive Director or Company Executive Officer may become entitled to receive in respect of those outstanding Shares. The table also assumes the continued employment or service as Non-Executive Director or Company Executive Officer, as applicable, through June 19, 2018 and the Offer Price for the Shares of €45.

	Number of Underlying Shares Subject to Outstanding Warrants (#)	Warrant Exercise Price (€)	Per Warrant Cash Value (€)(1)	Total Cash Value of Warrants (€)(1)	Number of Shares (#)	Total Cash Value of Shares (€)(2)	Estimated Aggregate Cash Consideration Payable for Warrants and Shares (€)
Non-Executive Directors
Greig Biotechnology Global Consulting Inc., permanently represented by Russell G. Greig	—	—	—	—	6,434	289,530	289,530
William Jenkins, acting as principal of William Jenkins Pharma Consulting	4,781	7.32	180,148	180,148	—	—	180,148
Catherine Moukheibir	5,028	6.96	191,265	191,265	—	—	191,265
Feadon NV, permanently represented by Lutgart Van den Berghe	—	—	—	—	4,545	204,525	204,525
Remi Vermeiren	—	—	—	—	25,000	1,125,000	1,125,000
Hilde Windels BVBA	—	—	—	—	—	—	—
Company Executive Officers
Edwin Moses	75,000	6.44	2,892,000	9,132,542	509,200	22,914,000	32,046,542
	51,000	9.09	1,831,410
	47,736	10.22	1,660,258
	41,903	12.02	1,381,961
	41,840	12.33	1,366,913
Robert K. Zeldin	150,000	12.10	4,935,000	9,060,792	—	—	9,060,792
	100,000	12.02	3,298,000
	25,338	12.33	827,792
Johan Heylen	175,000	10.22	6,086,500	7,159,937	—	—	7,159,937
	13,907	12.02	458,653
	18,818	12.33	614,784
Woconsult BVBA, permanently represented by Wim Ottevaere	37,500	4.88	1,504,500	4,903,165	173,605	7,812,225	12,715,390
	17,452	9.09	626,701
	25,000	6.44	964,000
	19,000	10.22	660,820
	15,500	12.02	511,190
	19,466	12.33	635,954
Markus Ewert	150,000	12.33	4,900,500	4,900,500	—	—	4,900,500
Robert Friesen	150,000	23.36	3,246,000	3,246,000	—	—	3,246,000
Guido Gielen	32,686	3.21	1,365,948	4,035,696	10,000	450,000	4,485,696
	20,000	6.43	771,400
	15,264	9.09	548,130
	14,961	10.22	520,344
	12,300	12.02	405,654
	12,985	12.33	424,220
Frank Landolt	20,000	4.88	802,400	5,449,656	10,000	450,000	5,899,656
	40,000	3.21	1,671,600
	20,000	6.43	771,400
	17,452	9.09	626,701
	17,106	10.22	594,947
	14,942	12.02	492,787
	14,993	12.33	489,821
Pieter Houwen	150,000	14.53	4,570,500	4,570,500	400	18,000	4,588,500

(1)	To estimate the value of payments for the Shares underlying each Warrant, the aggregate number of underlying Shares issuable upon the exercise of the Warrant was multiplied by the Offer Price of €45, less the relevant exercise price.
(2)	The amounts included in this column are equal to the aggregate number of Shares held by the Non-Executive Director or Company Executive Officer, as applicable, multiplied by the Offer Price of €45 per Share.

Potential Payments upon Consummation of the Proposed Transactions.

There will be no payments in connection with the consummation of the Proposed Transactions other than the cash consideration to be received in respect of the tender of Shares and/or Warrants by the Non-Executive Directors and Company Executive Officers, described in the table above. Although the Company has entered into employment agreements with each of the Company Executive Officers, such employment agreements do not provide for specific payments in connection with a change in control.

Future Arrangements or Agreements.

As set forth in the U.S. Offer to Purchase, the Offeror commits to implement and to cause the Company to implement, the retention arrangements set forth in the Heads of Agreement. Pursuant to the Heads of Agreement, the Offeror will make equity retention awards to the Company’s employees and Company Executive Officers who would otherwise be entitled to receive additional warrants from the Company in 2018 by granting “Offeror Performance Shares.” Such Offeror Performance Shares shall be subject to three year cliff vesting following the date of grant, conditioned upon the grantee’s continuous employment by the Offeror or its affiliates during the full vesting period (subject to certain exceptions, as determined by the Offeror). The final vesting of the Offeror Performance Shares shall be satisfied upon the attainment of a defined level of the Offeror’s return on assets as calculated during the three-year performance period. As of the date of this Statement, no individual Offeror Performance Shares have been allocated to any Company employee or Company Executive Officer.

Further, as of the date of this Statement, no Company Executive Officer has entered into a contractual or other relationship with the Offeror. The Company Executive Officers are neither employees nor members of any corporate bodies of the Offeror or of companies having significant business relations with the Offeror.

Director Resignations.

As set forth in Section 11 of the U.S. Offer to Purchase, under the Heads of Agreement, the directors of the Company will resign from the Company Board upon settlement (i.e., payment and delivery) of the Offers, provided the Offeror has acquired at least a majority of the Securities of the Company. Prior to resigning upon the completion of the Offers, the directors will fill the vacancies they will create by way of co-optation (“cooptatie”) of candidates nominated by the Offeror, for a period until the next shareholders’ meeting of the Company, at which time new directors will be appointed at the shareholders’ meeting of the Company from candidates nominated by the Offeror.

Director and Officer Indemnification and Insurance.

The Company has procured in favor of the members of the Company Board and the Company Executive Officers indemnification insurance policies which will be in force until the consummation of the Offers. Under Belgian law, the directors of a company may be liable for damages to the company in case of negligent performance of their duties, including liability with respect to the Company and to third parties for infringement of the Company’s articles of association or Belgian company code. Under certain circumstances, directors may be criminally liable. Accordingly, the Company maintains liability insurance for the benefit of the members of the Company and the Company Executive Officers, including insurance against liability under the Securities Act of 1933, as amended. However, under Belgian law, this insurance does not cover criminal liability. In addition, certain of the Non-Executive Directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of the Company Board. Further, in connection with the Offers, the Company will purchase a director and officer insurance tail cover policy for the members of the Company Board and the Company Executive Officers.

Except for the facts mentioned above, neither the members of the Company Board nor the Company Executive Officers will receive any additional benefits in connection with the Offers.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a). Recommendation of the Company Board.

At a meeting held on January 28, 2018, the Company Board unanimously:

(i) declared that the Heads of Agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its shareholders;

(ii) adopted and approved the Heads of Agreement and approved that the Company enter into the Heads of Agreement and consummate the transactions contemplated thereby, including the Offers, on the terms and subject to the conditions set forth therein; and

(iii) determined to recommend that the U.S. Holders of Shares and holders of ADSs accept the U.S. Offer and tender their Shares and/or ADSs to the Offeror pursuant to the U.S. Offer.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY SHAREHOLDERS ELIGIBLE TO PARTICIPATE IN THE U.S. OFFER ACCEPT THE U.S OFFER AND TENDER THEIR SHARES AND/OR ADSs TO THE OFFEROR PURSUANT TO THE U.S. OFFER. A PRESS RELEASE DATED JANUARY 29, 2018, ISSUED BY THE COMPANY AND OFFEROR ANNOUNCING THE OFFERS, IS INCLUDED AS EXHIBIT (a)(1)(H) HERETO AND IS INCORPORATED HEREIN BY REFERENCE.

(b). Background and Reasons for the Company Board’s Recommendation.

Background of the Offers.

The Company Board and management periodically review and revise the Company’s long-term strategy and objectives in light of developments in the markets in which it operates. Over the past several years, the Company has considered, and in some cases implemented, a range of strategic alternatives with a view to increasing shareholder value, including accessing the U.S. public markets through an initial public offering.

In June 2017, the Company confidentially filed a registration statement with the Securities and Exchange Commission to commence the process for a U.S. initial public offering of its Shares and ADSs. The Company’s Shares are also listed on Euronext Brussels. After weighing the potential advantages and disadvantages, the Company Board at that time determined that it was in the best interests of the Company’s stockholders and of Ablynx to become listed on an appropriate U.S. stock exchange in order to, among other things, raise capital to fund its growth strategies and increase its profile and that of its technology and its products in development.

On October 10, 2017, the Company priced the U.S. initial public offering in which it sold 11,430,000 Shares in the form of ADSs, including 1,714,500 Shares in the form of ADSs sold pursuant to the exercise of the underwriters’ over-allotment option, at a price of $17.50 per Share before underwriting discounts and commissions. The initial public offering was completed on October 30, 2017 (the “U.S. IPO”).

On December 7, 2017, Dr. Peter Fellner, Ablynx’s Chairman of the Company Board at that time received a telephone call from Dr. Goran A. Ando, the Chairman of the Board of Directors of Novo Nordisk A/S (“Novo”) to indicate that Novo was interested in discussing a potential strategic transaction involving Ablynx.

Later on December 7, 2017, Novo submitted a preliminary, non-binding written proposal to acquire all of the Company’s outstanding Shares for €26.75 per Share, subject to confirmatory due diligence, satisfactory documentation and final Company Board approval (the “December 7 Novo offer”).

The Company Board met on December 13, 2017 to consider the December 7 Novo offer. Representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), Ablynx’s financial advisor participated in the meeting.

Representatives of J.P. Morgan discussed a preliminary financial analysis of the December 7 Novo offer. Following substantial discussion of the Company’s long-term outlook and business plans, including the risks thereof, the Company Board determined that the December 7 Novo offer fundamentally undervalued the Company and did not reflect a value sufficient to justify engaging in discussions with Novo. Accordingly, the Company Board instructed management to inform Novo that Ablynx was not prepared to engage in further discussions on the basis of the December 7 Novo offer.

Also at the December 13 meeting, the Company Board formed a Defense Committee (the “Committee”) consisting of five Directors and authorized the Committee to, among other things, analyze any further communications that might be received by the Company from Novo and make recommendations to the Company Board in respect thereof. The Committee consisted of Peter Fellner, Orfacare Consulting GmbH, permanently represented by Bo Jesper Hansen, Catherine Moukhebeir, Remi Vermeiren and Edwin Moses.

On December 15, 2017, Dr. Moses spoke with Lars Fruergaard Jorgensen, President and Chief Executive Officer of Novo, and communicated that the Company Board had determined that the December 7 Novo offer did not reflect a value sufficient to justify engaging in discussions with Novo, and shortly after the call, Dr. Moses confirmed this response to the December 7 Novo offer in a letter sent to Mr. Jorgensen.

On December 18, 2017, the Committee held a telephonic meeting to review the discussions between Dr. Moses and Lars Fruergaard Jorgensen on December 15th and to reconfirm the Company’s long-term outlook and business plans, including the risks thereof.

On December 19, 2017, Mr. Jorgensen sent a letter to Dr. Moses reiterating Novo’s interest in pursuing a strategic transaction with Ablynx and requested an in-person meeting with Ablynx’s management. No new proposal with respect to value was provided in the letter.

Later on December 19, 2017, the Committee met telephonically to discuss Novo’s request for a meeting with Ablynx’s management. Based on the fact that the letter did not present a new proposal with respect to value from the December 7 Novo offer, the Committee determined to reject the request from Novo for an in-person meeting.

On December 21, 2017, Dr. Moses sent a letter to Mr. Jorgensen communicating the Committee’s determination not to agree to a management meeting with Novo.

On December 22, 2017, Novo submitted a revised proposal to acquire Ablynx, increasing the cash portion of the consideration to €28.00 per Share, plus a contingent value right (the “CVR”) of up to €2.50 per Share, payable upon achievement of certain events regarding vobarilizumab and ALX-0171, two of the Company’s product candidates (the “December 22 Novo offer”). A CVR is a derivative security or contract right that provides payments to holders only upon the occurrence of specified contingencies.

On December 22, 2017, the Committee met telephonically to consider the December 22 Novo offer. Representatives of J.P. Morgan participated in the meeting. Representatives of J.P. Morgan reviewed the terms of the December 22 Novo offer from a financial point of view and in the context of the evaluation by the Company Board of Novo’s prior offer. Following discussion of Novo’s revised proposal with the representatives of J.P. Morgan, the Committee determined that the December 22 Novo offer was inadequate, and was insufficient to justify engaging in discussions with Novo at that time. The Company’s management was instructed to inform Novo of this position and Dr. Moses conveyed this message in a letter sent to Mr. Jorgensen on December 23rd.

On January 5, 2018, Mr. Jorgensen contacted Dr. Moses to reiterate his request for engagement with the Company’s management team to discuss the Company’s business in more detail. Dr. Moses reminded Mr. Jorgensen that detailed information on the Company had been published only a few weeks earlier as part of the U.S. IPO process and that this should have been sufficient for Novo to make a proper assessment of the value of Ablynx. Dr. Moses also reiterated to Mr. Jorgensen that Ablynx had determined that the December 22 Novo offer was inadequate to engage with Novo regarding the possibility of a strategic transaction between the parties. Mr. Jorgensen indicated that Novo would publicly disclose the December 22 Novo offer by January 8, 2018 if the Company Board remained unwilling to allow the Company’s management to engage with Novo management to share information and have further discussions. Dr. Moses indicated that the Company Board was unlikely to authorize such engagement unless a potential acquirer proposed a price per Share in excess of €40.00.

On January 8, 2018, Novo publicly disclosed the December 22 Novo offer. On the same day, Ablynx publicly confirmed its rejection of the December 22 Novo offer.

Later on January 8, 2018, J.P. Morgan contacted eight parties other than Novo, including Sanofi, that Ablynx’s management and financial advisors had identified as being reasonably likely to have interest in, and the financial capacity to pursue, a possible strategic transaction involving Ablynx. Subsequently on January 8, 2018, Sanofi’s Head of Global Mergers and Acquisitions, Alban de La Sabliere, contacted representatives of J.P. Morgan to confirm Sanofi’s interest in a transaction and requested a meeting in San Francisco between the parties while they were both in attendance at the 2018 J.P. Morgan Annual Healthcare Conference (the “J.P. Morgan Conference”).

On January 9, 2018, representatives of J.P. Morgan met with Mr. de La Sabliere. Mr. de La Sabliere expressed Sanofi’s satisfaction with the existing collaboration arrangement between the Company and Sanofi and reiterated Sanofi’s interest in pursuing a strategic transaction with Ablynx.

On January 9, 2018, representatives of J.P. Morgan also met with Mr. Jérôme Contamine, Sanofi’s Executive Vice President, Chief Financial Officer, during the J.P. Morgan Conference. Mr. Contamine also expressed Sanofi’s interest in pursuing a strategic transaction with Ablynx.

On January 10, 2018, Dr. Moses met with Olivier Brandicourt, Sanofi’s Chief Executive Officer and director and certain other members of Sanofi’s senior executive team, including Elias Zerhouni, M.D., President, Global Research & Development, Muzammil Mansuri, Ph.D., Executive Vice President, Strategy and Business Development, Mr. Contamine, and Mr. de La Sabliere. At the meeting, Ablynx provided a management presentation to Sanofi and later with Ablynx’s Chief Medical Officer, Dr. Robert Zeldin, conducted a session with subject matter experts for Sanofi’s benefit exclusively utilizing publicly available information relating primarily to caplacizumab and ALX-0171.

Also on January 10, 2018, Sanofi confirmed that it had engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) and Lazard Frères & Co. LLC (“Lazard”) as its financial advisors.

On January 11, 2018, representatives of J.P. Morgan contacted representatives of Sanofi to invite Sanofi to make a proposal to acquire Ablynx in order for the parties to pursue a possible transaction and engage in further due diligence.

On January 16, 2018, representatives of Sanofi and Ablynx, with representatives of J.P. Morgan also present, held a telephonic meeting to discuss publicly-available information regarding Ablynx’s existing collaboration arrangements.

On January 18, 2018, the Committee met with representatives of J.P. Morgan to receive a general update regarding the strategic outreach process, including the status of discussions with Sanofi. The representatives of J.P. Morgan indicated that none of the other seven parties contacted on January 8th had responded with an interest in pursuing a transaction with Ablynx. The representatives of J.P. Morgan further reported that Sanofi had informed J.P. Morgan that it would be in a position to submit a proposal to acquire Ablynx following a meeting of Sanofi’s Board of Directors to be held on January 19, 2018. On January 19, 2018, the Sanofi Board of Directors met to approve a written non-binding proposal to acquire all of the outstanding Shares (including Shares represented by ADSs, Warrants and Convertible Bonds of Ablynx at a price per Share in the range of

€43.00 to €45.00 in cash, subject to confirmatory due diligence. The Sanofi Board of Directors authorized Sanofi management to submit the proposal to Ablynx subject to Sanofi entering into an acceptable confidentiality agreement and exclusivity agreement with Ablynx.

On January 19, Dr. Brandicourt informed Dr. Moses that Sanofi intended to submit to Ablynx a written non-binding proposal to acquire all of the outstanding Shares (including Shares represented by ADSs), Warrants and Convertible Bonds of Ablynx.

Between January 19 and January 21, Ablynx and Sanofi negotiated the Confidentiality Agreement which included customary non-disclosure provisions and a standstill provision in respect of Sanofi. Under the standstill provision, Sanofi was prohibited, among other things, from acquiring, or causing to be acquired any of Ablynx’s securities or making or announcing any offer to acquire Ablynx or any similar transaction involving Ablynx for a period of twelve months from the date of the Confidentiality Agreement, unless Sanofi announced its firm intention to launch a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of Ablynx, in accordance with Article 5 of the Royal Decree, which bid would be recommended by the Company Board. The standstill also contained an exception that allowed Sanofi to make proposals to the Company at any time following the public announcement by Ablynx that a third party other than Sanofi intended to launch a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of Ablynx.

On January 22, 2018, Ablynx and Sanofi entered into the Confidentiality Agreement and also executed an exclusivity agreement pursuant to which the parties agreed to negotiate exclusively until February 4, 2018.

Thereafter, on the same day, Sanofi submitted to Ablynx a written non-binding proposal to acquire all of the outstanding Shares (including Shares represented by ADSs), Warrants and Convertible Bonds of Ablynx at a price per Share in the range of €43.00 to €45.00 in cash, subject to confirmatory due diligence (the “January 22 Sanofi offer”). The January 22 Sanofi offer specified that it took into account the full potential of caplacizumab, vobarilizumab, ALX-0171, Ablynx’s partnered products and Ablynx’s nanobody platform.

The Company Board met later on January 22, 2018. Representatives of J.P. Morgan participated in the meeting. The Company Board reviewed the status of Ablynx’s strategic assessment process, including the January 22 Sanofi offer as compared to the December 22 Novo offer. Following extensive discussions, the Company Board determined that the January 22 Sanofi offer was sufficient to support further discussions between Ablynx and Sanofi and the Company Board instructed the Company’s management team to inform Sanofi that Ablynx was prepared to work with Sanofi to determine if an acceptable transaction could be negotiated by February 4, 2018 and to immediately proceed to due diligence with Sanofi.

On January 24, 2018 and January 25, 2018, members of Ablynx’s management conducted a series of due diligence sessions and management presentations in Paris, France, with Dr. Brandicourt and other members of Sanofi’s executive committee and management teams.

Also on January 24, 2018, Mr. Jorgensen contacted Dr. Bo Jesper Hansen, the then Chair of the Company Board, to reiterate Novo’s interest in pursuing a strategic transaction with Ablynx but indicated that Novo was unlikely to make a proposal at that time at a price greater than the €40.00 per Share guidance previously provided by Dr. Moses.

Over the course of the next few days, the parties continued their due diligence investigation. The Company’s and Sanofi’s legal advisors negotiated the terms of the Heads of Agreement in discussion with Sanofi management, Ablynx’s management and the Company Board.

On January 26, 2018, Sanofi sent a letter to Ablynx confirming its proposal to acquire all of the outstanding Shares (including Shares represented by ADSs), Warrants and Convertible Bonds of Ablynx at a price per Share of €45.00 in cash, and stating that, subject to reaching a final Heads of Agreement, a binding proposal could be submitted by January 28, 2018.

On January 28, 2018, the Sanofi Board of Directors met to approve the Heads of Agreement and the binding proposal to acquire all of the outstanding Shares (including Shares represented by ADSs), Warrants and Convertible Bonds of Ablynx at a price per Share of €45.00 in cash. Following the meeting, Sanofi submitted the binding proposal to Ablynx.

On January 28, 2018, after receipt of the revised Sanofi proposal, the Company Board met telephonically together with members of management and representatives of its advisors, to discuss and review the draft Heads of Agreement and to consider the proposed transaction. Representatives of Ablynx’s legal advisors reviewed the terms of the draft Heads of Agreement. Representatives of J.P. Morgan reviewed with the Company Board the consideration proposed in the Offers. Following extensive discussion, the Company Board unanimously adopted resolutions which, among other things, approved and declared fair, advisable and in the best interests of the Company and the stockholders of the Company, the Offers, the Heads of Agreement and the other transactions contemplated by the Heads of Agreement.

Following the Company Board meeting, Ablynx and Sanofi finalized and executed the Heads of Agreement on January 28, 2018.

On January 29, 2018, at 8:00 a.m. (CET), Sanofi notified the FSMA, in accordance with Article 5 of the Royal Decree, of its intention to launch a voluntary and conditional offer to acquire the Company’s securities. On the same day, the FSMA, in accordance with Article 7 of the Royal Decree, made public the Belgian Bid.

Thereafter, on the same day and prior to the opening of the European and U.S. stock markets, Sanofi and Ablynx issued a joint press release announcing the transaction.

Reasons for the Company Board’s Recommendation.

Prior to and in reaching its decision to approve and declare fair and advisable the Heads of Agreement and the transactions contemplated thereby, the Company Board consulted with Ablynx’s financial advisors and legal counsel, discussed the proposed transaction with Ablynx’s management and considered a variety of factors, including the material factors set forth below:

•	Per Share Offer Price. The Company Board considered:

•	the current and historical market prices for Shares, as compared to the terms of the Heads of Agreement, including the fact that the €45.00 per Share Offer Price represented approximately:

•	199.1% premium to the volume weighted average share price over the last 12 months prior to Novo making public its unsolicited proposal on January 8, 2018;

•	142.9% premium to the volume weighted average share price over the last 60 trading days prior to Novo making public its unsolicited proposal on January 8, 2018;

•	124.1% premium to the volume weighted average share price over the last 30 trading days prior to Novo making public its unsolicited proposal on January 8, 2018; and

112.3% premium to the closing price of January 5, 2018, the day prior to Novo making public its unsolicited proposal on January 8, 2018;

•	the following premiums of the €45.00 per Share Offer Price to Novo’s unsolicited proposal:

•	47.5% premium to Novo’s unsolicited proposal of €28.00 per Share in cash and €2.50 per Share in contingent value rights; and

•	60.7% premium to the €28.00 per Share cash component of Novo’s unsolicited proposal;

•	the premium of the €45.00 per Share Offer Price to the trading price at which the Shares closed on January 5, 2018, the last trading day prior to the date Novo made public its unsolicited proposal to acquire Ablynx, is above the 26% median observed for Belgian takeover bids since 2001 (based on transactions with enterprise values greater than €100 million);

•	the premium of the €45.00 per Share Offer Price to the trading price at which the Shares closed on January 5, 2018, the last trading day prior to the date Novo made public its unsolicited proposal to acquire Ablynx, is above the average (90.1%) and median (72.6%) takeover premia paid for selected public biopharma M&A transactions since 2012, where the lead asset was in the pre-marketing phase and the enterprise value was between $1 billion and $10 billion;

•	the €45.00 per Share Offer Price represents a 79.0% premium to the median of the consensus equity research analyst target prices (including Bryan Garnier & Co, Baird, Bank of America Merrill Lynch, Degroof Petercam, HSBC, Jefferies, J.P. Morgan, Ladenburg Thalmann, KBC Securities and Kempen) as of January 5, 2018, prior to the date Novo made public its unsolicited proposal to acquire Ablynx;

•	Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Company Board considered the risks associated with executing and achieving the Company’s short- and long-term business and financial plans, the risks associated with various competitive activities, dependence on the Company’s collaborative relationships with its partners, and the general risks of market conditions that could impact the Company’s Share price;

•	Strategic Alternatives Process. The Company Board considered the substantial time, effort, funding and risk involved in independently seeking to achieve a the €45.00 per Share Offer Price together with an uncertain economic, regulatory, pricing and competitive environment. The Company Board also noted that Novo had withdrawn from the bidding process (as more fully described above in “—Background of the Offers”) and the market outreach by J.P. Morgan had not resulted in any other company being able or willing to compete with the speed and commitment demonstrated by the Sanofi process;

•	Cash Consideration; Certainty of Value. The Company Board considered the fact that the per Share Offer Price is made in cash, providing certainty, immediate value and liquidity to holders of Shares (including ADSs);

•	Negotiations with Sanofi. The Company Board considered the course of arms’ length negotiations between the Company and Sanofi, resulting in a final Offer Price per Share at the top of the range initially offered by Sanofi, as well as a number of changes in the terms and conditions of the Heads of Agreement from the version initially proposed by Sanofi that were favorable to the Company. The Company Board believed based on these negotiations that the per Share Offer Price was the highest price per Share that Sanofi was willing to pay and that the Heads of Agreement, and consequently the Offers, represented the most favorable terms to the Company to which Sanofi was willing to agree;

•	No Financing Condition. The Company Board considered that the Offers are not subject to a financing condition in accordance with Belgian law;

•

The Heads of Agreement. The Company Board considered the provisions of the Heads of Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse change”, the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that could reasonably be expected to lead to an offer that is superior to the Offers, the ability of the Company Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares (including ADSs) accept the Offers and tender their Shares (including ADSs), including in connection with a superior offer, the Company’s right to terminate the Heads of Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the termination rights of the parties and the €75 million termination fee (equal to approximately 1.9% of the transaction equity value) payable by the Company if it fails to comply with its (active) non-solicitation obligations (without prejudice to the Company Board’s fiduciary duties) or the reimbursement of expenses incurred by the Offeror in the context of the Offer in case of a withdrawal, qualification or modification in any adverse manner of the opinion of the Company Board, which the Company Board believed was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids;

•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Heads of Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares (including ADSs), which should allow holders of Shares (including ADSs) to receive the per Share Offer Price in a relatively short time frame. The Company Board considered that the potential for closing in a relatively short timeframe would also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•	No Participation in Future Growth. The Company Board considered the fact that the Company’s shareholders would not be entitled to participate in any potential future benefit from the development and commercialization of the Company’s product pipeline or existing and potential new collaborations with pharmaceutical companies.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. The Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offers.

Projected Financial Information.

Ablynx does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with the evaluation of potential strategic alternatives by the Company Board, however, the Company’s management prepared certain unaudited prospective financial information for sales of Ablynx’s lead, wholly owned product candidate, caplacizumab (“Capla”). These projections are referred to in this section as the “Capla Projections”. The Capla Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). Ablynx’s auditors have not compiled, examined, audited or performed any procedures with respect to the Capla Projections, and have not expressed any opinion or any other form of assurance regarding this information or its achievability.

The table below presents a summary of the Capla Projections for fiscal years 2018 through 2028 as prepared by the Company and reviewed by the Company Board. The Capla Projections were also provided to Sanofi. The Capla Projections were developed solely for internal planning purposes and were shared with Sanofi to illustrate the potential of Capla. As more fully described below, the inclusion of this information in this document should not be regarded as an indication that Ablynx or any of its affiliates, advisors or representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

The table below is included solely to provide Ablynx shareholders access to the Capla Projections which were made available to Sanofi in connection with the Offers, and such information is not included in this Schedule 14D-9 to influence Ablynx stockholders in deciding whether to tender their Shares and/or ADSs in the U.S. Offer.

The Capla Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond our control. The Capla Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Capla Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Capla Projections include, but are not limited to, general economic conditions and disruptions in the financial markets, developing industry dynamics, acceptance of Capla by payors, clinicians and patients, competition, our ability to obtain financing and those risks and uncertainties described in our prospectus on Form F-1, as amended, dated October 2, 2018, and current reports on Form 6-K. See also the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this Schedule 14D-9.

In addition, the Capla Projections reflect assumptions regarding Capla that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Capla Projections were prepared. In addition, the Capla Projections may be affected by the Company’s ability to achieve its strategic goals, objectives and targets over the applicable period. Accordingly, actual results will differ, and may differ materially, from those contained in the Capla Projections. In addition, the Capla Projections do not take into account any circumstances, transactions or events occurring after the date on which the Capla Projections were prepared, including the effect of the Offers.

The following is a summary of the Capla Projections for fiscal years 2018 through 2028:

	Capla Projections
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Sales (€ in millions)	4	58	161	317	525	668	713	749	780	793	805

The inclusion of selected elements of the Capla Projections in the table and accompanying narrative above should not be regarded as an indication that Ablynx and/or any of its affiliates, officers, directors, advisors or other representatives consider the Capla Projections to be predictive of actual future events, and this information should not be relied upon as such. None of Ablynx and/or its affiliates, officers, directors, advisors or other representatives gives any Ablynx stockholder or any other person any assurance that actual results will not differ materially from the Capla Projections and, except as otherwise required by law, Ablynx and/or our affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Capla Projections to reflect circumstances existing after the date on which the Capla Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Capla Projections are shown to be in error. No representation to Sanofi concerning the Capla Projections was made in the Heads of Agreement or otherwise.

In light of the foregoing factors and the uncertainties inherent in the Capla Projections, Ablynx stockholders are cautioned not to place undue, if any, reliance on such Capla Projections.

(c). Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, with respect to Shares and Warrants over which they have sole dispositive power, each Company Executive Officer and Non-Executive Director currently intends to (i) tender all Shares in the Belgian Offer, and (ii) conditionally exercise all Warrants and tender all underlying Shares in the Belgian Offer.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the U.S. Offer, except as set forth below.

The Company has retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor in connection with the Proposed Transactions, including the U.S. Offer, for which J.P. Morgan will receive customary fees, together with reimbursement of reasonable expenses.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares or ADSs have been effected by the Company or, to the knowledge of the Company, by any of its Non-Executive Directors, Company Executive Officers, affiliates or subsidiaries during the 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, including the information incorporated herein by reference, the Company is not undertaking or engaged in any negotiations in response to the U.S. Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the U.S. Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

(a). The Offeror’s intentions following consummation of the Offers.

Delisting/Deregistration.

As set forth in the U.S. Offer to Purchase, following the completion of the Offers, the Offeror has reserved its right to request the delisting of (i) the Shares from Euronext Brussels, (ii) the Convertible Bonds from the Frankfurt MTF (Freiverkehr) and (iii) the ADSs from NASDAQ Global Select Market (“NASDAQ”), each in accordance with the applicable law. The Company will no longer be required to file reports with the SEC pursuant to the Exchange Act following any such delisting.

The Offeror’s intentions and the effects of the Offers are more fully described in “Section 12 – Purpose of the Offers; Plans for the Company and Section 13 - Certain Effects of the Offers” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, and incorporated herein by reference.

Termination of Deposit Agreement.

As set forth in the U.S. Offer to Purchase, following the completion of the Offers, the Offeror may request that the Company terminate the Deposit Agreement, under which the ADSs were issued.

The Offeror’s intentions and the effects of the Offers are more fully described in “Section 12 – Purpose of the Offers; Plans for the Company and Section 13-Certain Effects of the Offers” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, and incorporated herein by reference.

(b). Required Regulatory Approvals; Certain Legal Matters.

U.S. Competition Laws.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations that have been promulgated thereunder, each of the Offeror and the Company is required to file a Premerger Notification and Report Form with the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) in connection with the acquisition of the Securities pursuant to the Offers. The acquisition of the Securities pursuant to the Offers may not be completed until the expiration or early termination of a 15-day waiting period following the filing by the Offeror of its Premerger Notification and Report Form with respect to the Offers. If the Offeror receives a Request For Additional Information and Documentary Material (a “Second Request”) from the Antitrust Division or FTC within the initial 15-day HSR Act waiting period, then the initial 15-day waiting period will be extended. After the expiration of the waiting period, absent the Offeror’s and the Company’s agreement, the FTC and the Antitrust Division can only block the purchase of Securities pursuant to the Offers by initiating legal proceedings and obtaining a court order.

The Offeror and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the acquisition of the Securities pursuant to the Offers on February 13, 2018. As of 11:59 p.m., New York City time, on February 28, 2018, the waiting period under the HSR Act applicable to the Offers expired. Accordingly, the condition to the Offers relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. Accordingly, there can be no assurance that a challenge to the acquisition of the Securities pursuant to the Offers on U.S. antitrust grounds will not be made or that, if such a challenge is made, the Offeror will prevail.

Competition Laws of Other Jurisdictions.

The antitrust or competition laws of certain jurisdictions outside of the U.S. permit relevant agencies to investigate and take proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. Although the Offeror and the Company do not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the Offers, there can be no assurance that such investigations or proceedings will not be initiated and, if initiated, would not have a material adverse impact on the completion of the Offers.

Under the terms of the Heads of Agreement, consummation of the Offers is subject to the condition that the consent or approval required under any antitrust law of Germany applicable to the Proposed Transactions shall have been received. Under part I chapter VII of the Act against Restraints of Competition, certain acquisition transactions, including the Offeror’s purchase of the Securities pursuant to the Offers, may not be consummated until certain information has been furnished for review by the German Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting period requirements have been satisfied. The Offeror and the Company filed their notification with the FCO on February 9, 2018.

On February 27, 2018, the FCO cleared the Offers. With such clearance, the condition to the Offers relating to the consent or approval required under antitrust laws of Germany applicable to the Proposed Transactions has been satisfied. Accordingly, the Antirust Condition has been satisfied by the expiration of the waiting period under the HSR Act and the clearance by the FCO.

The required regulatory approvals are more fully described in “Section 16 –Certain Legal Matters; Required Regulatory Approvals” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, and incorporated herein by reference.

(c). Appraisal Rights.

Belgian corporations’ law does not provide for statutory appraisal rights in case of a tender offer. Accordingly, no appraisal or similar rights are available to the U.S. Holders of Shares or holders of ADSs in connection with the U.S. Offer.

(d). Squeeze-Out.

In accordance with Belgian law, if, following the Initial Expiration Date, any Voluntary Subsequent Offering Period or the Mandatory Subsequent Offering Period, as applicable, the Offeror (a) holds at least 95% of the Shares (including Shares represented by ADSs) and (b) at least 90% of the Shares (including Shares represented by ADSs) were acquired by the Offeror through acceptance of the Offers, the Offeror may proceed with a squeeze-out (the “Squeeze-Out”). The Squeeze-Out must be commenced within three (3) months of the last to expire of the Initial Expiration Date, any Voluntary Subsequent Offering Period, or the Mandatory Subsequent Offering Period, as applicable, and must remain open for at least fifteen (15) Business Days. The Squeeze-Out period would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Squeeze-Out period would be an additional period of time, after completion of the purchase of Shares held by U.S. Holders and holders of ADSs validly tendered into and not withdrawn from the U.S. Offer prior to the Initial Expiration Date, prior to the date and time of the expiration of any Voluntary Subsequent Offering Period or prior to the date and time of the expiration of the Mandatory Subsequent Offering Period, during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into prior to the Initial Expiration Date, prior to the date and time of the expiration of any Voluntary Subsequent Offering Period or prior to the date and time of the expiration of the Mandatory Subsequent Offering Period. The Offeror will pay for Shares and ADSs that were validly tendered and not withdrawn during the Squeeze-Out period within ten (10) Business Days following the publication of the results of the Squeeze-Out period in accordance with Belgian law. Pursuant to Belgian law, at the conclusion of the Squeeze-Out, any Shares (including Shares represented by ADSs) not tendered in the Squeeze-Out will be deemed transferred to the Offeror by operation of Belgian law for the Offer Price. Holders of ADSs who did not previously tender into the U.S. Offer will have the right to receive an amount equal to the Offer Price. The funds necessary to pay for the Offer Price of such untendered Shares will be deposited with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the U.S. Holders of Shares who did not previously tender into the U.S. Offer prior to the Squeeze-Out period. Holders of ADSs who did not previously tender into the U.S. Offer prior to the Squeeze-Out period will have the right to receive the Offer Price.

A description of the Squeeze-Out in accordance with Belgian law is more fully described in “Section 12 – Purpose of the Offers; Plans for the Company and Section 13-Certain Effects of the Offers” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, and incorporated herein by reference.

(e). Sell-Out.

If, following the Initial Expiration Date, the date and time of the expiration of any Voluntary Subsequent Offering Period or the date and time of the expiration of the Mandatory Subsequent Offering Period, as applicable, the Offeror (a) holds at least 95% of the Shares (including Shares represented by ADSs) and (b) at least 90% of the Shares (including Shares represented by ADSs) were acquired by the Offeror through acceptance of the Offers, any holder of Shares (including Shares represented by ADSs) who has not tendered such Shares (including Shares represented by ADSs) can obligate the Offeror to acquire such Shares (including Shares represented by ADSs) at the Offer Price (the “Sell-Out”). A holder of Shares (including Shares represented by ADSs), as applicable, can exercise its Sell-Out right by requesting payment from the Offeror for such Shares within three (3) months of the last to expire of the Initial Expiration Date, any Voluntary Subsequent Offering Period or the Mandatory Subsequent Offering Period, as applicable, by registered mail with acknowledgment of receipt. If a holder of Shares (including Shares represented by ADSs) exercises its Sell-Out right, the Offeror will inform the FSMA of such request, the purchases the Offeror makes as a result of the Sell-Out and the price it pays for such purchases.

If the Offeror, as a result of the Offers, (a) holds at least 95% of the Shares (including Shares represented by ADSs) and (b) at least 90% of the Shares (including Shares represented by ADSs) were acquired by the Offeror through acceptance of the Offers, the Offeror intends to proceed with the Squeeze-Out, rendering the Sell-Out unnecessary. However, if Offeror decides not to proceed with the Squeeze-Out, then any holder of Shares

(including Shares represented by ADSs) who has not tendered such Shares (including Shares represented by ADSs) can exercise its Sell-Out right.

(f). Cautionary Statement Concerning Forward-Looking Statements.

Some of the statements contained in this Statement are forward-looking statements, including statements regarding the expected consummation of the Offers, which involves a number of risks and uncertainties, including the satisfaction of the conditions for the Offers, such as the Minimum Condition and the Antitrust Condition, the possibility that the Proposed Transactions will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the Company’s Registration Statement on Form F-1, filed with the SEC on October 25, 2017, as well as the Schedule TO and the U.S. Offer to Purchase filed by the Offeror and this Statement. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

(g). Where You Can Find More Information.

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Copies of such reports and other information can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

For additional information regarding the business and the financial results of the Company, please see the Company’s Registration Statement on Form F-1, as filed with the SEC on October 25, 2017 and the Company’s subsequent Reports of Foreign Issuer on Form 6-K and Form 20-F.

The SEC allows the Company to “incorporate by reference” information into this Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained in or incorporated by reference into this Statement.

The Company incorporates by reference in this Statement the following documents filed with the SEC pursuant to the Exchange Act:

•	the Company’s Registration Statement on Form F-1, as filed with the SEC on October 25, 2017;

•	the Company’s Reports of Foreign Issuer on Form 6-K dated as of October 27, 2017, October 30, 2017, November 16, 2017, November 21, 2017, December 7, 2017, December 12, 2017, December 21, 2017, January 9, 2018, January 29, 2018; and

•	the Company’s Annual Report on Form 20-F, as filed with the SEC on March 26, 2018.

ITEM 9.	EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 4, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(B)	Form of Share Acceptance Form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(D)	Form of Share Withdrawal Form (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal, dated April 4, 2018 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Offeror on April 4, 2018).

(a)(1)(H)	Joint Press Release issued by Offeror and the Company on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(I)	Investor Presentation, dated January 29, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(J)	Social media content issued by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(K)	Transcript of Investor Call held by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 30, 2018).

(a)(1)(L)	Letter to Company Employees, dated February 14, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on February 20, 2018).

(a)(1)(M)	Press Release issued by Offeror on March 1, 2018, announcing (i) the expiration of the waiting period under the HSR Act and (ii) clearance received from the Federal Cartel Office of Germany in accordance with the Act Against Restraints of Competition (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 1, 2018).

(a)(1)(N)	Joint Press Release issued by Offeror and the Company on March 29, 2018, announcing (i) receipt of approval of the prospectus by the FSMA and (ii) the commencement of the initial acceptance period on April 4, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 29, 2018).

(e)(1)	Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018, between Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Offeror on April 4, 2018).

(e)(2)	Confidentiality Agreement Made on January 22, 2018, between the Company and Offeror (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Offeror on April 4, 2018).

(g)	None.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ABLYNX NV

By:	/s/ Edwin Moses
Name: Edwin Moses
Title: Chief Executive Officer

Dated: April 4, 2018